FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, Yoqneam, Israel 20692
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

The financial statements included in the press release attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K consists of the following Exhibit, which is attached hereto and incorporated by reference herein:
1. Press Release: MIND CTI Reports EPS of 3 Cents for the Third Quarter of 2006, Dated October 30, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2006

MIND C.T.I. LTD.
By: /s/ Monica Eisinger Name: Monica Eisinger =================== Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND CTI Reports EPS of 3 Cents for the Third Quarter of 2006, Dated October 30, 2006.

MIND CTI Reports EPS of 3 Cents for the Third Quarter of 2006

Cash Flow from Operating Activities of $1.05 Million

Yoqneam, Israel, October 30, 2006 - MIND CTI Ltd. (NasdaqNM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for tier 2 and tier 3 carriers worldwide, today announced results for the third quarter 2006.

Monica Eisinger, Chairperson and CEO, commented: "The telecom industry is in a transition phase, fueled by the mobile devices wide penetration and by the expansion of IP infrastructure. The pursuit for return on investment in the service-provider space led to the need to increase revenue from existing subscribers. This subsequently created the need for convergence of services at all levels of carriers.

MIND is also experiencing a transition phase. We have invested heavily in the enhancement of our solutions, while focusing on building our business for the long term, with larger deals and long-term contracts. The third quarter results are a result of our focus on larger deals that require longer sales-cycles and longer revenue spread. At the same time our visibility increased and with careful planning we maintained profitability. The long-term relationships with our customers enable us to build future revenue streams and this quarter we saw significant recurrent revenue from our customer base, with three customer upgrades.

The convergence that drives the telecom space has created an ideal opportunity for us. What differentiates us is that we bring to the tier 2 operators a convergent product based end-to-end solution as well as services that help them execute their convergence plans in a more efficient way and serve their customers better."

Financial Highlights of Q3 2006

  Revenues of $4.66 million, a 15% increase over the third quarter of 2005.
  Operating income, excluding amortization of intangible assets and equity-based compensation expense of $677 thousand.
  Net income, excluding amortization of intangible assets and equity-based compensation expense, of $972 thousand or $0.05 per share.
  GAAP net income of $710 thousand or $0.03 per share.
  Cash flow from operating activities in Q3 2006 was $1.05 million.
  Strong cash position of approximately $37 million on September 30, 2006.

Dividend Policy and Dividend Distribution
In July 2003, the Board of Directors had adopted our dividend policy. We have since distributed dividends four times and we intend to continue to distribute cash dividends based on factors that include our cash position and our activities.

Today, the Board of Directors resolved that the Company should seek the court approval formally required in order to enable a distribution for the year 2006 of approximately $4 million, which is similar to previous years' average. Under Israeli law, a company with insufficient retained earnings is required to obtain approval from the court for such a distribution in order to ensure that the Company's creditors are not harmed by the action. In view of the strong cash position of approximately $37 million, the Company expects to obtain such court approval within eight to twelve weeks, although there is no guarantee that such approval will not be delayed or denied.

Prior to paying any dividend, which is still subject to specific Board approval, the Company will issue a press release announcing the exact dividend amount, record date and distribution date.

"Given our strong cash position and our positive operating cash flow, we believe that our dividend policy enhances shareholders value," stated Monica. "We are well positioned and have the required resources to respond to potentially increasing market needs and at the same time we are focused on targeting potential acquisitions that could benefit the company growth".

Conference Call Information
MIND will host a conference call on October 31, 2006 at 8:30 a.m., Eastern Standard Time, to discuss the Company's third quarter 2006 results and other financial and business information. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND CTI Ltd. is a leading provider of convergent prepaid and postpaid end-to-end billing and customer care solutions for VoIP, Mobile, Wireline and Quad-play carriers worldwide. Since 1997 MIND has been a pioneer in enabling the VoIP technology for emerging and incumbent service providers. In August 2005 MIND acquired Sentori, Inc., a US based provider of customer care and billing solutions to wireless carriers and mobile virtual network operators (MVNOs). Sentori, Inc. brings over ten years of wireless experience staff and seven years of a wireless operational solution to carriers. A global company, MIND operates from offices in Europe, Israel and the United States. MIND employs over 300 IT professionals and serves customers in more than 40 countries around the world. For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

(tables to follow)

MIND C.T.I. LTD.
(An Israeli Corporation)
INTERIM REPORT
(Unaudited)
AS OF SEPTEMBER 30, 2006

TABLE OF CONTENTS

Page
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:
Balance sheets	2
Statements of operations	3
Statements of cash flows	4-5

The amounts are stated in U.S. dollars ($) in thousands

I

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30		December 31,

	2006	2005	2005

	(Unaudited)		(Audited)

	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$26,647	$10,984	$10,174
Accounts receivable:
Trade	4,862	3,694	3,389
Other	931	716	739
Inventories	30	18	30

T o t a l current assets	32,470	15,412	14,332
LONG-TERM BANK DEPOSITS	10,000	30,000	30,000
OTHER LONG-TERM ASSETS	554	437	480
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	1,790	2,057	1,957
INTANGIBLE ASSETS, net of accumulated amortization	980	* 1,834	1,660
GOODWILL	6,966	* 6,966	6,966

T o t a l assets	$52,760	$56,706	$55,395

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$594	$809	$686
Other	1,497	* 2,009	1,741
Deferred revenues	1,580	* 1,899	1,644
Advances from customers, net	171	* 2,715	790

T o t a l current liabilities	3,842	7,432	4,861
EMPLOYEE RIGHTS UPON RETIREMENT	1,215	1,098	1,049

T o t a l liabilities	5,057	8,530	5,910

SHAREHOLDERS' EQUITY:
Share capital	53	53	53
Additional paid-in capital	59,510	59,399	59,399
Compensation in respect of options granted to employees	244
Accumulated deficit	(12,104)	(11,276)	(9,967)

T o t a l shareholders' equity	47,703	48,176	49,485

T o t a l liabilities and shareholders' equity	$52,760	$56,706	$55,395

*	Reclassified.

II

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended September 30		Three months ended September 30		Year ended December 31,

	2006	2005	2006	2005	2005

	(Unaudited)		(Unaudited)		(Audited)

	U.S. $ in thousands (except per share data)

REVENUES	$14,985	$10,562	$4,659	$4,058	$15,601
COST OF REVENUES	4,482	2,691	1,392	1,084	4,015

GROSS PROFIT	10,503	7,871	3,267	2,974	11,586
RESEARCH AND DEVELOPMENT EXPENSES	4,715	3,561	1,389	1,452	5,086
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Selling	2,735	1,566	868	546	2,148
General and administrative	1,353	1,143	595	390	1,507

OPERATING INCOME	1,700	1,601	415	586	2,845
FINANCIAL INCOME (EXPENSES) - net	* (749)	1,186	304	165	1,260

INCOME BEFORE TAXES ON INCOME	951	2,787	719	751	4,105
TAXES ON INCOME	79	34	9	9	43

NET INCOME	$872	$2,753	$710	$742	$4,062

EARNING PER SHARE-
Basic and diluted	$0.04	$0.13	$0.03	$0.03	$0.19

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER ORDINARY SHARE - IN THOUSANDS:
Basic	21,510	21,438	21,528	21,477	21,431

Diluted	21,555	21,579	21,551	21,582	21,619

*	Financial expenses for the 9 months period ended September 30, 2006 include a loss from a premature withdrawal of long-term deposits in the amount of $1,330,000.

III

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30		Three months ended September 30		Year ended December 31,

	2006	2005	2006	2005	2005

	(Unaudited)		(Unaudited)		(Audited)

	U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$872	$2,753	$710	$742	$4,062
Adjustments to reconcile net income to net cash provided by or used in operating activities:
Depreciation and amortization	1,149	668	334	330	987
Accrued severance pay	166	(8)	72	(20)	(151)
Capital gain on sale of property and equipment - net	(9)	(39)	(1)	(9)	(38)
Loss from withdrawal of long term deposits	1,330
Compensation in respect of options granted to employees	244		83
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(1,473)	(109)	20	(1,009)	196
Interest accrued on long-term bank deposits		242		29	242
Other	(192)	71	25	24	48
Decrease in accounts payable and accruals:
Trade	(92)	(574)	(105)	(446)	(697)
Other	(244)	(1,240)	(87)	(837)	(1,510)
Decrease (increase) in inventories				1	(12)
Increase (decrease) in deferred revenues	(64)	(86)	168	79	(799)
Decrease in advances from customers, net	(619)		(171)		(1,467)

Net cash provided by (used in) operating activities	1,068	1,678	1,048	(1,116)	861

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(339)	(543)	(43)	(122)	(589)
Acquisition of subsidiary (a)		(4,233)		(4,233)	(4,233)
Amounts withdrawal (funded) in respect of accrued severance pay	(74)	43	(62)	2	94
Investments in long-term bank deposits		(10,000)			(10,000)
Withdrawal of long-term bank deposits	18,670	10,000		10,000	10,000
Proceeds from sale of property and equipment	46	175	10	57	175

Net cash provided by (used in) investing activities	18,303	(4,558)	(95)	5,704	(4,553)

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	111	320		42	322
Dividend paid	(3,009)	(5,143)			(5,143)

Net cash provided by (used in) financing activities	(2,898)	(4,823)		42	(4,821)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	16,473	(7,703)	953	4,630	(8,513)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,174	18,687	25,694	6,354	18,687

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$26,647	$10,984	$26,647	$10,984	$10,174

IV

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. $ in thousands

(a) Acquisiiton of subsidiary:
Assets and liabilities of the subsidiary upon acquisition:
Working capital (excluding cash and cash equivalents)	$(4,881)
Property and equipment	277
Intangible assets	1,871
Goodwill	6,966

Cash paid - net	$4,233

V

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